APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Philly's on the Hill
Income Statement - unaudited
For the periods ended 12-31-2021

	Current Period
	31-Dec-21
REVENUES	
Sales	$0.00
Other Revenue	$0.00
TOTAL REVENUES	**$0.00**
COST OF GOODS SOLD	
Cost of Sales	$0.00
Supplies	$0.00
Other Direct Costs	$0.00
TOTAL COST OF GOODS SOLD	$0.00
GROSS PROFIT (LOSS)	$0.00
OPERATING EXPENSES	
Business Licenses and Permits	$135.00
Computer and Internet	$400.00
Miscellaneous Expense	$3,500.00
Furniture and Equipment	$23,529.00
Payroll Processing	$0.00
Professional Services - Legal, Accounting	$0.00
Deposit	$600.00
Rental Payments	$4,800.00
TOTAL OPERATING EXPENSES	$32,964.00
OPERATING PROFIT (LOSS)	-$32,964.00
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	$0.00
Interest Expense	$0.00
Income Tax Expense	$0.00
TOTAL INTEREST (INCOME), EXPENSE & TAXES	$0.00
NET INCOME (LOSS)	**-$32,964.00**

Philly's on the Hill, LLC
Balance Sheet - unaudited
For the period ended 12/31/21

	Current Period	
	31-Dec-21	
ASSETS		
Current Assets:		
Cash	$	50,300.00
Petty Cash		-
Accounts Receivables		-
Inventory		-
Prepaid Expenses		-
Employee Advances		-
Temporary Investments		-
Total Current Assets		50,300.00
Fixed Assets:		
Land		-
Buildings		3,500.00
Furniture and Equipment		23,529.00
Computer Equipment		400.00
Vehicles		-
Less: Accumulated Depreciation		-
Total Fixed Assets		27,429.00
Other Assets:		
Trademarks		-
Patents		-
Security Deposits		600.00
Other Assets		-
Total Other Assets		600.00
TOTAL ASSETS	$	**78,329.00**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$	-
Business Credit Cards		-
Sales Tax Payable		-
Payroll Liabilities		-
Other Liabilities		-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		50,300.00
Total Long-Term Liabilities		50,300.00
EQUITY		
Capital Stock/Partner's Equity		28,029.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		28,029.00
TOTAL LIABILITIES & EQUITY	$	**78,329.00**
Balance Sheet Check		-

Philly's on the Hill
Statement of Cash Flow - unaudited
For the period ended 12-31-21

	Current Period
	31-Dec-21
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$0.00
Adjustments to Reconcile Net Income	
to Net Cash Flows From Operating Activities:	
Depreciation	$0.00
Decrease (Increase) in Operating Assets:	
Trade Accounts Receivable	$0.00
Inventory	$0.00
Prepaid Income Taxes	$0.00
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	$0.00
Utilities/Rent	-$6,390.00
Total Adjustments	-$6,390.00
Net Cash Flows From Operating Activities	-$6,390.00
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	-$23,929.62
Net Cash Flows From Investing Activities	-$23,929.62
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of Debt	$0.00
Member's Withdrawals	$0.00
Net Cash Flows From Financing Activities	$0.00
NET INCREASE (DECREASE) IN CASH	-$30,319.62
CASH - BEGINNING	$41,500.00
CASH - ENDING	$11,180.38

I, Angela Morales, certify that:

1. The financial statements of Phillys on the Hill included in this Form are true and complete in all material respects; and
2. The tax return information of Phillys on the Hill has not been included in this Form as Phillys on the Hill was formed on 06/22/2021 and has not filed a tax return to date.

Signature   *Angela Morales*

Name: Angela Morales

Title: Owner